FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

February 16, 2006, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced that it has closed a previously announced financing with a syndicate of underwriters led by Canaccord Adams and including Orion Securities Inc., National Bank Financial Inc., Paradigm Capital Inc. and Haywood Securities Inc. (collectively, the "Underwriters"). The transaction consisted of 9,600,000 common shares, including an over- allotment of 3,200,000 shares, at a price of $6.25 per share. All the shares were fully subscribed for total gross proceeds of CDN$60,000,000. The Underwriters were paid a cash commission of 5% of the gross proceeds. The net proceeds of the offering are to be used by the Company for the exploration and advancement of the Company’s Gualcamayo gold project in San Juan, Argentina, and for general working capital.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 16th day of February 2006.

VICEROY EXPLORATION LTD.

“Michele A. Jones”
Michele A. Jones
Corporate Secretary

Viceroy Exploration Ltd.

News Release #2006.04

TSX: VYE
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Completes Bought Deal Financing of CDN$60,000,000

Vancouver, British Columbia, February 16, 2006 – Viceroy Exploration Ltd. ("Viceroy" or the "Company") is pleased to announce that it has closed a previously announced financing with a syndicate of underwriters led by Canaccord Adams and including Orion Securities Inc., National Bank Financial Inc., Paradigm Capital Inc. and Haywood Securities Inc. (collectively, the "Underwriters"). The transaction consisted of 9,600,000 common shares, including an over-allotment of 3,200,000 shares, at a price of $6.25 per share. All the shares were fully subscribed for total gross proceeds of CDN$60,000,000. The Underwriters were paid a cash commission of 5% of the gross proceeds. The net proceeds of the offering are to be used by the Company for the exploration and advancement of the Company’s Gualcamayo gold project in San Juan, Argentina, and for general working capital.

About Viceroy Exploration Ltd.

Viceroy is a junior resource company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For further information contact:
Patrick G. Downey, P.Eng., President and CEO
604-669-4777

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.